UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

COGNEX CORPORATION
(Exact name of registrant as specified in its charter)

Massachusetts	001-34218	04-2713778
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

One Vision Drive, Natick, Massachusetts	01760-2059
(Address of principal executive offices)	(Zip Code)

Paul D. Todgham, Senior Vice President of Finance and Chief Financial Officer	508-650-3000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

COGNEX CORPORATION
SPECIALIZED DISCLOSURE REPORT ON FORM SD
FOR THE YEAR ENDED DECEMBER 31, 2022

COGNEX CORPORATION
SPECIALIZED DISCLOSURE REPORT ON FORM SD
FOR THE YEAR ENDED DECEMBER 31, 2022

Section 1 - Conflicts Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

In 2010, Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank") Section 1502 requiring the Securities and Exchange Commission ("SEC") to issue a rule specifically relating to the use of conflict minerals within manufactured products. Conflict minerals are defined by the U.S. Law as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tin, tantalum, and tungsten (collectively known as the 3TGs). The SEC rule requires any SEC registrant that manufactures, or contracts for the manufacture of, products that contain 3TGs that are necessary to the functionality or production of their products to determine whether the conflict minerals originated from the Democratic Republic of the Congo ("DRC") and adjoining countries (collectively, the DRC Region), and, if so, whether the purchase of those conflict minerals directly or indirectly financed or benefited armed groups in the DRC Region. By enacting this provision, Congress intends to further the humanitarian goal of ending the violent conflict in the DRC Region, which has been partially financed by the exploitation and trade of conflict minerals originating in that area.
The Company has taken the actions described in its Conflict Minerals Report ("CMR") to comply with this SEC rule for the period ended December 31, 2022. A copy of our CMR is included herewith as Exhibit 1.01 and is available on the World Wide Web at www.cognex.com. The Report can be found on our website in the “Company” section under the caption “Environment Policies.”

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits
Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report for the calendar year ended December 31, 2022

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

	COGNEX CORPORATION	Date

By:	/s/ Paul D. Todgham	May 19, 2023
Paul D. Todgham
Senior Vice President of Finance and Chief Financial Officer

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